Exhibit 99.2

VOTE ON INTERNET
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Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on November 12, 2026.

CONTROL #

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE BY EMAIL
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting to be held on November 16, 2026 at 10:00 a.m. Beijing Time (November 15, 2026 at 9:00 p.m. Eastern Time) at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, People's Republic of China.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card – Huadi International Group Co., Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1.As an ordinary resolution, to approve a share consolidation of all of the Company's issued and unissued ordinary shares of a par value of US$0.0002 each (the "Ordinary Shares") at a ratio of eight (8)-to-one (1), such that every eight (8) Ordinary Shares of a par value of US$0.0002 each be consolidated into one (1) ordinary share of a par value of US$0.0016 each (the "Share Consolidation"), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 26, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed from (i) US$50,000 divided into 250,000,000 ordinary shares of par value US$0.0002 each to (ii) US$50,000 divided into 31,250,000 ordinary shares of par value US$0.0016 each. The Company's board of directors (the "Board") is authorized to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.	☐	☐	☐
2. As a special resolution, to approve, subject to and conditional upon approval by the shareholders of Proposals (1) and (3), the directors of the Company making the requisite solvency statement in accordance with section 14A of the Companies Act (As Revised) of the Cayman Islands (the "Companies Act") and the filing and registration of the same, together with the minute of reduction, with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act, with effect upon the registration of the solvency statement and the minute of reduction following the effectiveness of the Share Consolidation, a reduction in the Company's authorized share capital from (i) US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each to (ii) US$3,125 divided into 31,250,000 ordinary shares of a par value of US$0.0001 each, by way of reduction of the par value of each authorized ordinary share in the capital of the Company (including all issued shares) from US$0.0016 to US$0.0001, and that the amount by which the issued share capital of the Company is so reduced be credited to the share premium account of the Company (the "Par Value Reduction"). The Board is authorized to do all such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Par Value Reduction, including the making and filing of the solvency statement and the minute of reduction with the Registrar of Companies of the Cayman Islands in accordance with section 14A of the Companies Act and instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Par Value Reduction.	☐	☐	☐
3. As an ordinary resolution, to approve, subject to and conditional upon approval by the shareholders of Proposals (1) and (2) and compliance with the applicable requirements of the Companies Act, with effect immediately following the effectiveness of the Par Value Reduction, an increase in the Company's authorized share capital from (i) US$3,125 divided into 31,250,000 ordinary shares of a par value of US$0.0001 each to (ii) US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, by the creation of an additional 468,750,000 authorized but unissued ordinary shares of a par value of US$0.0001 each (the "Share Capital Increase"). The Board is authorized to do all such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Increase, including instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Capital Increase.	☐	☐	☐
4. By a special resolution, to adopt the second amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to:			
(a) subject to and conditional upon approval by the shareholders of Proposal (1), reflect the Share Consolidation (the "Adoption of the Second ARMA Regarding the Share Consolidation");	☐	☐	☐
(b) subject to and conditional upon approval by the shareholders of Proposals (2) and (3), reflect the Par Value Reduction and the Share Capital Increase (the "Adoption of the Second ARMA Regarding the Par Value Reduction and the Share Capital Increase");	☐	☐	☐
(c) provide that, subject to the express requirements that a resolution be passed at a meeting under the Companies Act or the articles of association of the Company, any ordinary resolution of the shareholders may be passed, without the need for any prior notice, by a resolution in writing signed by shareholders representing a simple majority of the votes entitled to be cast on the resolution at a meeting (the "Adoption of the Second ARMA Regarding the Written Ordinary Resolutions of Shareholders");	☐	☐	☐
(d) remove the requirement that the record date for a meeting may not be earlier than the date of notice of such meeting and allow a record date of up to sixty (60) days before the meeting (the "Adoption of the Second ARMA Regarding the Record Date");	☐	☐	☐

and reflect other housekeeping amendments. The Board is authorized to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Adoption of the Second ARMA Regarding the Share Consolidation, the Adoption of the Second ARMA Regarding the Par Value Reduction and the Share Capital Increase, the Adoption of the Second ARMA Regarding the Written Ordinary Resolutions of Shareholders and/or the Adoption of the Second ARMA Regarding the Record Date (as may be approved by the shareholders), including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Adoption of the Second ARMA Regarding the Share Consolidation, the Adoption of the Second ARMA Regarding the Par Value Reduction and the Share Capital Increase, the Adoption of the Second ARMA Regarding the Written Ordinary Resolutions of Shareholders and/or the Adoption of the Second ARMA Regarding the Record Date (as may be approved by the shareholders).

(TO BE CONTINUED AND SIGNED ON REVERSE)

HUADI INTERNATIONAL GROUP CO., LTD. Extraordinary General Meeting of Shareholders November 16, 2026 A copy of our 2025 annual report on Form 20-F is available on the SEC's website at and in print upon request. http://www.sec.gov DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AGAINST ABSTAIN FOR By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are 5. insufficient votes for, or otherwise in connection with, the approval of Proposals (1), (2), (3), (4)(a), (4)(b), 4(c) and 4(d) (the "Adjournment"). undersigned hereby appoints Huisen Wang as proxy with full power of substitution, to represent and to vote as set forth herein The the ordinary shares of Huadi International Group Co., Ltd. which the undersigned is entitled to vote at the Extraordinary all General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the Share This FOR the Par Value Reduction, FOR the Share Capital Increase, FOR the Adoption of the Second ARMA Consolidation, the Share Consolidation, FOR the Adoption of the Second ARMA Regarding the Par Value Reduction and the Share Regarding Increase, FOR the Adoption of the Second ARMA Regarding the Written Resolutions of Shareholders, FOR the Adoption Capital the Second ARMA Regarding the Record Date, FOR the Adjournment, and to consider and act on such other matters that of legally come before the meeting, as said proxy(s) may deem advisable. Signature, if held jointly Signature Date ________________ ________________________ ________________________ Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. AC:ACCT9999 * SPECIMEN * 90.00